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                                                                     EXHIBIT 3.2

                                 ATTACHMENT A TO


                              ARTICLES OF AMENDMENT
                          TO ARTICLES OF INCORPORATION
                                       OF
                           CONCORDE GAMING CORPORATION


         1. Section 1 of Article IV of the Articles of Incorporation of the Corporation is hereby amended by the addition of subsection A, as follows:

         A. Rights, Preferences and Restrictions of Preferred Stock. Three Million Five Hundred Thousand (3,500,000) shares of Preferred Stock shall be designated as "Series A Preferred Stock" (the "Series A Preferred Stock"). The rights, preferences, privileges and restrictions granted to and imposed on the Series A Preferred Stock are as set forth below in this Section A.

         1. Dividend Provisions. The holders of shares of Series A Preferred Stock prior to and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities or rights convertible into or entitling the holder to receive directly or indirectly, shares of Common Stock) to the holders of shares of Common Stock shall be entitled to receive dividends, out of assets legally available therefor, at the rate of eight percent (8%) per annum, payable when, as and if declared by the Board of Directors of the Corporation. Such dividends shall accrue on each share from the date of issuance, and shall accrue from day to day, whether or not declared. Such dividends shall be cumulative so that, except as provided below, if such dividends in respect of any previous or current annual dividend period, at the annual rate specified above, are not paid when due and payable, the deficiency shall first be fully paid before any dividend or other distribution may be paid on or declared and set apart for the Common Stock. Any accumulation of dividends on the Series A Preferred Stock shall not bear interest.

         2. Liquidation Preference.

         (a) In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series A Preferred Stock shall be entitled to receive prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to $1.00 for each outstanding share of Series A Preferred Stock (the "Original Series A Issue Price") plus any accrued but unpaid dividends (the "Liquidation Preference").

         (b) If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series A Preferred Stock shall be insufficient to permit the payment to such holders of the full Liquidation Preference, then, subject to the rights of series of Preferred Stock that may from time to time come into existence, all assets and


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funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series A Preferred Stock and holders of any other series of Preferred Stock then outstanding in proportion to the amount of such stock owned by each such holder. Upon the completion of the distribution required in subparagraph (a) of this Section 2 and any other distribution that may be required with respect to series of Preferred Stock that may from time to time come into existence, the remaining assets of the Corporation available for distribution to stockholders shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each such holder.

         (c) For purposes of this Section 2, a liquidation, dissolution or winding up of the Corporation shall not be deemed to be occasioned by, or to include, the acquisition of the Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation or sale of all or substantially all of the assets of the Corporation).

         (d) Upon the occurrence of any liquidation, dissolution or winding-up of the Corporation, if the assets available for distribution by the Corporation are other than cash, their value will be deemed their fair market value as reasonably determined by the Board of Directors of the Corporation. Any securities shall be valued as follows:

              (i) Securities not subject to investment letter or other similar restrictions on free marketability:

                  (A) If traded on a securities exchange or through NASDAQ-NMS, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the thirty-day period ending three (3) days prior to the closing;

                  (B) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty-day period ending three (3) days prior to the closing; and

                  (C) If there is no active public market, the value shall be the fair market value thereof, as reasonably determined by the Corporation.

              (ii) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value, as reasonably determined by the Corporation, to reflect the approximate fair market value thereof, as reasonably determined by the Corporation.

         3. Voting Rights. The holders of the Series A Preferred Stock shall not be entitled to vote except as set forth in Section 4 below.

         4. Amendment. From a date beginning with the first date on which at least 250,000 shares of Series A Preferred Stock are outstanding and for so long as at least 250,000 shares of Series A Preferred Stock remain outstanding, consent of the holders of a majority of the Series A Preferred Stock shall be required for any action that alters or


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changes the rights, preferences or privileges of the Series A Preferred Stock set forth in these Articles of Incorporation; provided, however, that if the Corporation elects to authorize and issue Preferred Stock senior to the Series A Preferred Stock, then the consent of the holders of the majority of the Series A Preferred Stock shall not be required for any such action.




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